UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File No. 001-33580

GALIANO GOLD INC.
(Translation of registrant's name into English)

Suite 1640, 1066 West Hastings Street
Vancouver, British Columbia, V6E 3X1, Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  [  ]  Form 40-F  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [  ]

EXPLANATORY NOTE

This Amendment to Form 6-K is being furnished in order to amend certain Reports on Form 6-K previously furnished by Galiano Gold Inc., in order to correct the name of the signatory thereto.  Matthew Freeman, the Chief Financial Officer of Galiano Gold Inc. was the signatory for each of the applicable Reports on Form 6-K, but the name of the former Chief Financial Officer of Galiano Gold Inc. was inadvertently listed as the signatory in the electronic versions that were submitted on EDGAR.

SUBMITTED HEREWITH

Exhibits	Description

99.1	News release, dated January 9, 2026 (incorporated by reference to Exhibit 99.1 to the Report on Form 6-K of Galiano Gold Inc. furnished on January 9, 2026 (File No. 001-33580)).

99.2	News release, dated March 17, 2026 (incorporated by reference to Exhibit 99.1 to the Report on Form 6-K of Galiano Gold Inc. furnished on March 17, 2026 (File No. 001-33580)).

99.3	News release, dated April 10, 2026 (incorporated by reference to Exhibit 99.1 to the Report on Form 6-K of Galiano Gold Inc. furnished on April 10, 2026 (File No. 001-33580)).

99.4	News release, dated May 1, 2026 (incorporated by reference to Exhibit 99.1 to the Report on Form 6-K of Galiano Gold Inc. furnished on May 1, 2026 (File No. 001-33580)).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GALIANO GOLD INC.

/s/ Matthew Freeman
________________________________
Matthew Freeman
Chief Financial Officer

Date:  June 1, 2026